[CREDIT SUISSE AND UBS LETTERHEADS]
As Representatives of the Several Underwriters
October 13, 2009
Via EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Jennifer Gowetski
Re:	China Real Estate Information Corporation Registration Statement on Form F-1 (Registration No. 333-162213)
Dear Ms. Gowetski:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the offering, wish to advise you we have made necessary arrangements to distribute the preliminary prospectus dated October 2, 2009, and that between October 2, 2009 and the date hereof, copies of the preliminary prospectus were distributed as follows: 4,468 copies to three underwriters and 2,912 copies to institutional and individual investors.
We have been informed by the participating underwriters that they are aware of their obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 of the Act, we hereby join in the request of China Real Estate Information Corporation for acceleration of the effective time of the above-captioned Registration Statement so that it becomes effective at 4:00 pm Eastern Standard Time on October 15, 2009, or as soon thereafter as practicable.

Very truly yours,
As Representatives of the Several Underwriters

Credit Suisse Securities (USA) LLC
By	/s/ Bryce Lee
Name:	Bryce Lee
Title:	Managing Director

UBS AG
By	/s/ Jing Qian
Name:	Jing Qian
Title:	Executive Director

By	/s/ Steven Wang
Name:	Steven Wang
Title:	Associate Director